July 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549

Attention:	Jenny O’Shanick
Geoffrey Kruczek

Re:	Dragonfly Energy Holdings Corp.
Post-Effective Amendment to Registration Statement on Form S-1 on
Registration Statement on Form S-3
Filed on June 21, 2024
File No. 333-272401

Ladies and Gentlemen:

This letter is submitted on behalf of Dragonfly Energy Holdings Corp. (the “Company” or “Dragonfly”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 3, 2024 (the “Comment Letter”) regarding the Company’s Post-Effective Amendment to the Registration Statement on Form S-1 on the Registration Statement on Form S-3 filed with the Commission on June 21, 2024 (the “Registration Statement”).

The following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety in italic type, with the Company’s corresponding response set forth immediately under such comment.

Post-Effective Amendment to Registration Statement on Form S-1 on Registration Statement on Form S-3 filed on June 21, 2024

General

1.	Please provide us with your analysis as to how you satisfy the eligibility requirements of Form S-3, specifically Item I.A.3 to Form S-3. In this regard, we note that the Form 8-K filed on March 4, 2024 related to the January 2024 private placement of an unsecured convertible promissory note. It appears that Item 3.02 was omitted and this Form 8-K does not appear to have been timely filed, given that the relevant event date was January 24, 2024. Conversely, the other Form 8-K you filed on March 4, 2024 did include Item 3.02 and that Form 8-K appears to involve a substantially similar transaction as the January 2024 private placement. Please advise, or re-file your registration statement on the appropriate form.

RESPONSE: The Company respectfully submits that the Form 8-K filed on March 4, 2024 relating to the private placement of the convertible promissory note (the “January Note”) issued on January 24, 2024 (the “January 8-K”) did not require the inclusion of Item 3.02 of Form 8-K in reliance on Item 3.02(b) of Form 8-K for the reasons set forth below. In contrast, the Form 8-K filed on March 4, 2024 relating to the private placement of the convertible promissory note (the “February Note”) on February 27, 2024 (the “February 8-K”), required the inclusion of Item 3.02 of Form 8-K for the reasons set forth below. Accordingly, though the Company acknowledges that the January 8-K was filed late with respect to Items 1.01 and 2.03, because Item 3.02 was not required to be included in the January 8-K, the late filing of the January 8-K does not affect the Company’s eligibility to file on Form S-3 in accordance with Instruction I.A.3(b) of Form S-3. The Company provides the below detailed explanation to inform the Staff why Item 3.02 was not required to be included in the January 8-K and why Item 3.02 was included in the February 8-K.

Instruction I.A.3(b) of Form S-3 requires the registrant to file “in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K.”

On January 24, 2024 and February 27, 2024, the event dates for the January 8-K and February 8-K, respectively, the Company was a smaller reporting company (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) and Item 3.02(b) of Form 8-K provides that:

“(b) No report need be filed under this Item 3.02 if the equity securities sold, in the aggregate since its last report filed under this Item 3.02 or its last periodic report, whichever is more recent, constitute less than 1% of the number of shares outstanding of the class of equity securities sold. In the case of a smaller reporting company, no report need be filed if the equity securities sold, in the aggregate since its last report filed under this Item 3.02 or its last periodic report, whichever is more recent, constitute less than 5% of the number of shares outstanding of the class of equity securities sold.” (emphasis added).

On January 24, 2024 (prior to the issuance of the January Note), the number of outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) was 60,260,282. Pursuant to the terms of the January Note, the January Note did not accrue interest, the minimum conversion price of the January Note was $0.47, the aggregate principal balance and related fees that could accrue under the January Note was $1,150,000, and the repayment of the January Note in Common Stock or cash was at the election of the Company. As a result, even if the Company elected to pay the January Note in Common Stock, the maximum number shares of Common Stock that could have been issued upon conversion of the January Note, including any additional late fees if accrued, was a total of 2,446,808 shares, which constituted 4.06% of the outstanding shares of Common Stock on January 24, 2024. In addition, aside from the January Note, there were no unregistered securities issued since the later of the Company’s last periodic report and the Company’s previous Form 8-K filed under Item 3.02. The January Note was fully repaid in cash, without any late fees, on February 1, 2024.

Accordingly, because the January Note was convertible into Common Stock constituting less than 5% of the number of shares of Common Stock outstanding on the date of issuance, Item 3.02 of Form 8-K was not required to be included within the January 8-K. Despite Items 1.01 and 2.03 included in the January 8-K being filed late, such items do not disqualify a Company from S-3 eligibility pursuant to Instruction I.A.3(b) of Form S-3. As a result, the Company’s eligibility to use Form S-3 was not affected by the late filing of the January 8-K.

On February 27, 2024 (prior to the issuance of the February Note), the number of outstanding shares of Common Stock was 60,260,282. Pursuant to the terms of the February Note, the February Note did not accrue interest, the minimum conversion price of the February Note was $0.55, the aggregate principal balance and related fees, including late fees if accrued, that could accrue under the February Note was $1,885,000, and the repayment of the February Note in Common Stock or cash was at the election of the Company. As a result, if the Company elected to pay the February Note in Common Stock, the maximum number shares of Common Stock that could have been issued upon conversion of the February Note was a total of 3,427,272 shares, which constituted 5.69% of the outstanding shares of Common Stock on February 27, 2024. Accordingly, because the February Note was convertible into securities constituting greater than 5% of the number of shares of Common Stock outstanding on the date of issuance, Item 3.02 of Form 8-K was required to be included within the February 8-K, and the Company so included Item 3.02 within the February 8-K and timely filed such form. The February Note was fully repaid in cash, without any late fees, on March 1, 2024.

As a result of the above, the Company’s eligibility to use Form S-3 was not affected by the January Form 8-K. If you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company, Steven M. Skolnick, Esq. of Lowenstein Sandler, LLP, at (973) 597-2476.

Very truly yours,

/s/ Denis Phares

Denis Phares
Chief Executive Officer, Interim Chief Financial Officer and President
Dragonfly Energy Holdings Corp.

cc:	Steven M. Skolnick, Esq., Lowenstein Sandler, LLP
Sarah Cole, Esq., Lowenstein Sandler, LLP.